Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2018

3Q18 Added 24,229 New Subscribers

3Q18 Revenues Up 22.0% YOY to RMB245.0 Million ($37.7 Million)

3Q18 Operating Income Reached RMB78.4 Million ($12.0 Million)

Conference Call to be Held on February 27, 2018 at 8:00 a.m. ET

HONG KONG, China, February 26, 2018 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), a leading cord blood bank operator in China, today announced its unaudited financial results for the third quarter and first nine months of fiscal year 2018.

Third Quarter of Fiscal 2018 Highlights

•        Revenues for the third quarter of fiscal 2018 increased by 22.0% to RMB245.0 million ($37.7 million) from RMB200.9 million in the prior year period.

•        New subscribers and accumulated subscriber base were 24,229 and 640,3111, respectively.

•        Gross profit in third quarter fiscal 2018 grew at a slower pace of 12.7% to RMB198.2 million ($30.5 million), from RMB175.8 million last year because the Company recorded a one-off reduction in direct costs of RMB16.8 million in the comparable fiscal quarter last year.

•        Third quarter fiscal 2018 operating income and operating income before depreciation and amortization and share-based compensation expenses2 were RMB78.4 million ($12.0 million) and RMB110.8 million ($17.0 million), respectively. Aside from the one-off reduction in direct costs, the Company also recorded RMB26.3 million other operating income in the comparable fiscal quarter last year. Therefore, third quarter fiscal 2017 operating income and operating income before depreciation and amortization and share-based compensation expenses2 amounted to RMB101.7 million and RMB130.3 million, respectively.

•        Net income attributable to the Company’s shareholders increased by 25.0% to RMB69.9 million ($10.7 million) from RMB55.9 million in the prior year period as no interest expense was incurred in this quarter.

•        Net cash provided by operating activities for the third quarter of fiscal 2018 increased to RMB182.7 million ($28.1 million) from RMB169.8 million last year.

First Nine Months of Fiscal 2018 Highlights

•        Revenues for the first nine months of fiscal 2018 increased by 26.1% to RMB703.8 million ($108.2 million).

•        New subscriber sign-ups reached 70,399 and accumulated subscriber base expanded to 640,3111.

•        Gross profit increased by 24.1% to RMB566.5 million ($87.1 million).

•        Operating income increased by 14.0% to RMB237.7 million ($36.5 million).

•        Operating income before depreciation and amortization and share-based compensation expenses2 increased to RMB311.8 million ($47.9 million) from RMB292.9 million in the prior year period.

•        Net income attributable to the Company’s shareholders increased to RMB206.6 million ($31.8 million) from RMB88.3 million in the prior year period.

•        Net cash provided by operating activities for the first nine months of fiscal 2018 was RMB624.4 million ($96.0 million), up 42.9% from last year period.

“In the reporting quarter, we continued to achieve pleasing results led by outstanding performance in our Guangdong division and maintained our leading position in the cord blood bank industry. We also rolled out pilot programs to expand our channels beyond hospitals. Meanwhile, we expect that the issuance of new policies to support and regulate research on stem cell therapy will encourage and accelerate the development of stem cell-related clinical applications, which will boost cord blood storage demand over the long run,” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of China Cord Blood Corporation.

Summary — Third Quarter and First Nine Months Ended December 31, 2016 and 2017

	Three Months Ended December 31,			Nine Months Ended December 31,
	2016	2017		2016	2017
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	200,888	244,993	37,654	557,980	703,787	108,170
Gross Profit	175,788	198,167	30,457	456,359	566,535	87,075
Other Operating Income	26,316	—	—	26,316	—	—
Operating Income[3]	101,670	78,380	12,046	208,549	237,669	36,530
Interest Expense	(30,594)	—	—	(89,228)	(3,257)	(501)
Net Income Attributable to the Company’s Shareholders	55,887	69,854	10,734	88,250	206,584	31,751
Earnings per Ordinary Share — Basic[4] and Diluted (RMB/US$)	0.70	0.61	0.09	1.14	1.83	0.28
Revenues Breakdown (%)
Processing Fees	64.5%	66.7%		63.0%	66.0%
Storage Fees	35.5%	33.3%		37.0%	34.0%

New Subscribers (persons)	19,712	24,229		54,386	70,399
Total Accumulated Subscribers (persons)	554,742	640,311 [1]		554,742	640,311 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended December 31,			Nine Months Ended December 31,
	2016	2017		2016	2017
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	169,804	182,702	28,080	437,095	624,412	95,970
Net cash used in investing activities	(316)	(25,342)	(3,895)	(84,596)	(47,359)	(7,279)
Net cash used in financing activities	—	(2,015)	(310)	(60,000)	(2,015)	(310)

Third Quarter of Fiscal 2018 Financial Results

REVENUES. Revenues increased by 22.0% to RMB245.0 million ($37.7 million) in the third quarter of fiscal 2018 from RMB200.9 million in the prior year period. Revenues generated from processing fees and other services in the third quarter of fiscal 2018 increased by 26.1% to RMB163.3 million ($25.1 million) from RMB129.5 million in the prior year period as a result of the 24,229 new subscriber sign-ups recorded during the reporting period, a 22.9% year-over-year growth. Revenues generated from processing fees accounted for 66.7% of total revenues compared to 64.5% in the prior year period.

Revenues generated from storage fees increased by 14.4% to RMB81.7 million ($12.6 million) in the reporting quarter from RMB71.4 million in the prior year period. Accumulated subscriber base as of December 31, 2017 reached 640,3111. Storage fee revenues accounted for 33.3% of total revenues compared to 35.5% in the prior year period.

GROSS PROFIT. Gross profit for the third quarter of fiscal 2018 grew by 12.7% to RMB198.2 million ($30.5 million) from RMB175.8 million in the prior year period. In the third quarter of fiscal 2017, the Company received RMB16.8 million of consideration for rendering a consultation service and such consideration was recorded as a reduction of direct costs. No such consideration was recorded in the third quarter of fiscal 2018. Excluding such consideration, gross margin for the prior year period was 79.1%. Benefiting from economies of scale, gross margin for the reporting period increased to 80.9%.

OPERATING INCOME. Third quarter fiscal 2018 operating income and operating income before depreciation and amortization and share-based compensation expenses2 were RMB78.4 million ($12.0 million) and RMB110.8 million ($17.0 million), respectively. Third quarter fiscal 2017 operating income and operating income before depreciation and amortization and share-based compensation expenses2 amounted to RMB101.7 million and RMB130.3 million, respectively. Third quarter fiscal 2017 operating income included a one-off reduction of direct costs of RMB16.8 million and an RMB26.3 million other operating income as a result of a public bank collaboration project, none of which was recorded in the third quarter fiscal 2018.

Research and Development Expenses. Research and development expenses amounted to RMB2.9 million ($0.5 million) in the third quarter of fiscal 2018, similar to that of the same period last year.

Sales and Marketing Expenses. Sales and marketing expenses for the third quarter amounted to RMB60.0 million ($9.2 million), up 27.6% from RMB47.0 million in the prior year period. The growth was led by higher promotion and staff remuneration costs. As a percentage of revenues, sales and marketing expenses were 24.5% compared to 23.4% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the third quarter increased to RMB56.9 million ($8.7 million) from RMB50.6 million in the prior year period as a result of higher share-based compensation expenses and account receivables write-off. During the reporting quarter, the Company recorded a write-off of RMB5.1 million ($0.8 million) in accounts receivable because the Company determined that the recoverability of these subscribers was low. General and administrative expenses as a percentage of revenues declined to 23.2% from 25.2% in the prior year period.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Income before income tax for the third quarter of fiscal 2018 amounted to RMB85.8 million ($13.2 million) compared to RMB73.3 million in the prior year period as a result of the absences of interest expense and impairment loss on available-for-sale equity securities. Income tax expense for the reporting period was RMB15.6 million ($2.4 million). Net income attributable to the Company’s shareholders for the third quarter of fiscal 2018 increased by 25.0% to RMB69.9 million ($10.7 million) from RMB55.9 million in the prior year period. Net margin for the third quarter of fiscal 2018 was 28.5%, up from 27.8% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the third quarter of fiscal 2018 was RMB0.61 ($0.09)4 compared to RMB0.70 in the prior year period.

LIQUIDITY. As of December 31, 2017, the Company had cash and cash equivalents of RMB4,078.3 million ($626.8 million), up from RMB3,510.3 million as of March 31, 2017. Total current and non-current deferred revenues amounted to RMB2,169.0 million ($333.4 million) as of December 31, 2017. Net cash provided by operating activities for the third quarter of fiscal 2018 increased to RMB182.7 million ($28.1 million) from RMB169.8 million in the prior year period.

First Nine Months of Fiscal 2018 Financial Results

For the first nine months of fiscal year 2018, total revenues increased by 26.1% to RMB703.8 million ($108.2 million) from RMB558.0 million in the prior year period as a result of strong growth in new subscriber sign-ups and an enlarged client base. Revenues from processing fees and storage fees grew by 32.1% and 16.0%, respectively. Gross profit increased by 24.1% to RMB566.5 million ($87.1 million) from RMB456.4 million in the prior year period. Operating income and operating income before depreciation and amortization and share-based compensation expenses2 for the nine months ended December 31, 2017 amounted to RMB237.7 million ($36.5 million) and RMB311.8 million ($47.9 million), respectively, representing an annual increase of 14.0% and 6.4%, respectively. Operating income and operating income before depreciation and amortization and share-based compensation expenses2 for the nine months ended December 31, 2017 grew at a slower pace as compared to the growth of revenues due to the reasons including (i) an absence of direct costs reduction, (ii) an absence of public bank collaboration project contribution, and (iii) higher sales and marketing costs. Net income attributable to the Company’s shareholders totaled RMB206.6 million ($31.8 million). Basic and diluted earnings per ordinary share increased to RMB1.83 ($0.28) from RMB1.14 in the prior year period. Net cash provided by operating activities in the first nine months of fiscal 2018 increased to RMB624.4 million ($96.0 million) from RMB437.1 million in the prior year period.

Recent Developments

•                          On January 31, 2018, the Company announced that Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (“Nanjing Ying Peng”), via its subsidiary, had become a major shareholder of the Company. Following the entry of Nanjing Ying Peng, its authorized representative of the executive partner Mr. Ping Xu was appointed as a director of the Board of Directors of the Company (the “Board”). Simultaneously, Mr. Yuen Kam resigned from his positions as Chairman and director of the Board and as Chairman and member of the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Company, effective as of January 31, 2018. Following Mr. Kam’s resignation, Ms. Ting Zheng, Chief Executive Officer of the Company, was appointed as the Chairperson of the Board and the Chairperson of the Nominating Committee. Mr. Mark Chen, one of the Company’s existing independent non-executive directors, also joined as a new member of the Nominating Committee.

•                          On February 7, 2018, the Company announced that the Board had approved seeking shareholder approval regarding the change of the Company name from “China Cord Blood Corporation” to “Global Cord Blood Corporation” to better reflect the future development direction and business strategy of the Company. The Company plans to hold an extraordinary general meeting (“EGM”) for shareholders to approve the name change at its Hong Kong office on 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong, at 8:00 p.m. Hong Kong Time on March 16, 2018 (8:00 a.m. U.S. Eastern Daylight Time on March 16, 2018). Shareholders of record as of February 27, 2018 will be entitled to receive the notice and vote at the EGM.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, February 27, 2018 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-855-824-5644 or 1-646-722-4977 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 93146136#.

1 During the three months and nine months ended December 31, 2017, 24,229 and 70,399 new subscribers were recruited, respectively. The Company reclassified 4,598 and 5,128 private cord blood units as donated cord blood units during the three months and nine months ended December 31, 2017 after the Company determined that the recoverability of these prior private cord blood banking subscribers was low. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 640,311 as of December 31, 2017.

2 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months and nine months ended December 31, 2016 and 2017 included the following:

(i)        Depreciation and amortization expenses for the three months ended December 31, 2016 and 2017 were RMB12.7 million and RMB12.7 million ($1.9 million). Depreciation and amortization expenses for the nine months ended December 31, 2016 and 2017 were RMB37.8 million and RMB37.8 million ($5.8 million); and

(ii)     As of December 31, 2017, a total of 7,300,000 restricted share units (“RSU”) were issued and outstanding under the Company’s RSU scheme, subject to certain performance conditions. Share-based compensation expenses related to this RSU scheme were RMB15.9 million and RMB19.8 million ($3.0 million) for the three months ended December 31, 2016 and 2017. Share-based compensation expenses for the nine months ended December 31, 2016 and 2017 were RMB46.5 million and RMB36.4 million ($5.6 million).

4 Out of 7,300,000 RSUs issued and outstanding as of December 31, 2017, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”), and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Taking into account of such Shares, in addition to 113,524,742 outstanding shares (73,003,248 outstanding shares for the three and nine months ended December 31, 2016), basic and diluted earnings per ordinary share would be RMB0.67 and RMB0.58 ($0.09) for the three months ended December 31, 2016 and 2017, and RMB1.07 and RMB1.73 ($0.27) for the nine months ended December 31, 2016 and 2017, respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months and nine months ended December 31, 2017 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, the presence of a new majority shareholder, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending December 31, 2017 were made at the noon buying rate of RMB6.5063 to $1.00 on December 29, 2017 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2017

	March 31,	December 31,
	2017	2017
	RMB	RMB	US$
	(in thousands except per share data)

ASSETS
Current assets
Cash and cash equivalents	3,510,264	4,078,303	626,823
Accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB46,858; December 31, 2017: RMB52,036 (US$7,998))	112,533	108,908	16,739
Inventories	30,987	35,270	5,420
Prepayments and other receivables - Third parties	17,524	23,262	3,576
Prepayments and other receivables - Related parties	—	2,284	351
Total current assets	3,671,308	4,248,027	652,909
Property, plant and equipment, net	551,434	556,757	85,572
Non-current deposits - Third parties	237,487	222,633	34,218
Non-current deposits - Related party	—	8,500	1,306
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB70,744; December 31, 2017: RMB65,922 (US$10,132))	135,148	111,053	17,069
Inventories	68,775	70,854	10,890
Intangible assets, net	106,686	103,221	15,865
Available-for-sale equity securities	200,790	162,628	24,995
Other investment	189,129	189,129	29,069
Deferred tax assets	22,155	23,701	3,643
Total assets	5,182,912	5,696,503	875,536

LIABILITIES
Current liabilities
Convertible notes, net	1,031,154	—	—
Accounts payable	11,060	13,535	2,080
Accrued expenses and other payables	65,162	76,630	11,778
Deferred revenue	323,690	359,545	55,261
Amount due to a related party	4,679	—	—
Income tax payable	11,383	8,309	1,277
Total current liabilities	1,447,128	458,019	70,396
Non-current deferred revenue	1,569,579	1,809,408	278,101
Other non-current liabilities	302,233	346,738	53,292
Deferred tax liabilities	21,423	20,864	3,207
Total liabilities	3,340,363	2,635,029	404,996

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2017 and 113,661,641 shares issued and 113,524,742 shares outstanding as of December 31, 2017	50	78	12
Additional paid-in capital	936,417	2,006,694	308,424
Treasury stock, at cost (March 31 and December 31, 2017: 136,899 shares, respectively)	(2,815)	(2,815)	(433)
Accumulated other comprehensive income/(loss)	24,428	(35,744)	(5,494)
Retained earnings	879,775	1,086,359	166,970
Total equity attributable to China Cord Blood Corporation	1,837,855	3,054,572	469,479
Non-controlling interests	4,694	6,902	1,061
Total equity	1,842,549	3,061,474	470,540
Total liabilities and equity	5,182,912	5,696,503	875,536

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months ended December 31, 2016 and 2017

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	200,888	244,993	37,654	557,980	703,787	108,170
Direct costs	(25,100)	(46,826)	(7,197)	(101,621)	(137,252)	(21,095)
Gross profit	175,788	198,167	30,457	456,359	566,535	87,075
Operating (expenses)/income, net
Research and development	(2,890)	(2,930)	(450)	(7,216)	(9,273)	(1,425)
Sales and marketing	(46,965)	(59,947)	(9,214)	(124,799)	(159,549)	(24,522)
General and administrative	(50,579)	(56,910)	(8,747)	(142,111)	(160,044)	(24,598)
Other operating income	26,316	—	—	26,316	—	—
Total operating expenses, net	(74,118)	(119,787)	(18,411)	(247,810)	(328,866)	(50,545)
Operating income	101,670	78,380	12,046	208,549	237,669	36,530
Other (expenses)/income, net
Interest income	4,307	5,416	832	13,022	16,033	2,464
Interest expense	(30,594)	—	—	(89,228)	(3,257)	(501)
Foreign currency exchange gains	—	7	1	120	118	18
Dividend income	45	634	97	45	634	97
Impairment loss on available-for-sale equity securities	(2,533)	—	—	(2,533)	—	—
Others	371	1,405	216	1,099	3,547	545
Total other (expenses)/income, net	(28,404)	7,462	1,146	(77,475)	17,075	2,623
Income before income tax	73,266	85,842	13,192	131,074	254,744	39,153
Income tax expense	(17,192)	(15,639)	(2,404)	(41,507)	(45,885)	(7,052)
Net income	56,074	70,203	10,788	89,567	208,859	32,101
Net income attributable to non-controlling interests	(187)	(349)	(54)	(1,317)	(2,275)	(350)
Net income attributable to China Cord Blood Corporation’s shareholders	55,887	69,854	10,734	88,250	206,584	31,751

Earnings per share:
Attributable to ordinary shares
- Basic	0.70	0.61	0.09	1.14	1.83	0.28
- Diluted	0.70	0.61	0.09	1.14	1.83	0.28

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(19,514)	(12,961)	(1,992)	(27,874)	(33,068)	(5,082)
- Unrealized holding (losses)/gains in available-for-sale equity securities
- Unrealized holding (losses)/gains arising during the period	(38,117)	3,383	520	(55,094)	(27,104)	(4,166)
- Reclassification adjustment for losses included in net income	2,533	—	—	2,533	—	—
Total other comprehensive losses	(55,098)	(9,578)	(1,472)	(80,435)	(60,172)	(9,248)
Comprehensive income	976	60,625	9,316	9,132	148,687	22,853

Comprehensive income attributable to non-controlling interests	(187)	(349)	(54)	(1,317)	(2,275)	(350)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	789	60,276	9,262	7,815	146,412	22,503

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Nine Months ended December 31, 2016 and 2017

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	101,670	78,380	12,046	208,549	237,669	36,530
Depreciation and amortization expenses[5]	12,690	12,660	1,946	37,837	37,766	5,805
Share-based compensation expense[6]	15,931	19,757	3,037	46,536	36,379	5,592
Non-GAAP operating income	130,291	110,797	17,029	292,922	311,814	47,927

5 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

6 Share-based compensation expense relates to the Company’s RSU scheme in which 7,300,000 RSUs were issued and outstanding as of December 31, 2017.